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                              August 16, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       AIRO Group, Inc.
       515 Madison Avenue, 8th Floor, Suite 8078
       New York, NY 10022

                                                        Re: AIRO Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 30, 2023
                                                            File No. 333-272402

       Dear Surendra Ajjarapu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed on June 30, 2023

       Unaudited Pro Forma Condensed Combined Financial Information Earnout Shares, page 126

   1. We have reviewed your response to prior comment 5 and have the following comments:

                                                              We note that you
reflected the entire earnout liability offset as a reduction to additional paid-in
capital within your pro forma financial statements. Please tell us in sufficient detail
how you determined the earnout payable to your sponsor should be reflected as a
reduction to additional paid-in-capital, similar to the accounting for the sponsor earnout,
and not as an expense or some other line item. In doing so, explain how you determined
that the substance of the potential sponsor payments do not
 Surendra Ajjarapu
AIRO Group, Inc.
August 16, 2023
Page 2
              represent compensation for services provided.

                Tell us and more fully address in your disclosure the significant factors, assumptions, and methodologies you used to determine the $254.1 million fair value of the earnout liability, including how the probability of achieving the earnout thresholds factored into your valuation. In this regard, we note your disclosure on page 134 that "the principal assumptions of the evaluation were the discounting the amounts payable over the three-year period," and we note that the $254.1 million represents over 85%
              of the maximum amount that you would be required to pay out under the AIRO stockholders earnout and the Sponsors earnout. To the extent your valuation methodology is based on discounting the maximum potential obligation that could be required to be paid out under the agreement, explain how you believe this is consistent with the guidance in ASC 820.
2. Adjustments to Unaudited Pro Forma Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

2. We note your response to prior comment 6 and reissue our comment. We remind you that your pro forma adjustments should reflect transactions that have occurred or for which you have agreements in place. To the extent that you do not have formal agreements in place related to certain transactions, please remove the applicable pro forma effects from adjustments (5) and (6).
3. We note your response to prior comment 8. Please clearly explain what you mean by the statement that the "per share value was determined by the Business Combination
         Agreement, pursuant to which 'Per Share Price' means...$10.00." In doing so, clarify if the
         $10 represents the per share fair value of the extension shares to be issued and how you determined such fair value was appropriate. Also tell us and clarify your disclosures to indicate, if true, that the extension shares to be distributed represent common shares of the post-combination entity.
4. Please note that we are still evaluating your response to prior comment 9, regarding the
         Meteora Backstop Agreement, and may have additional comments.
AIRO Group Holdings - Audited Financial Statements
2. Put-Together Transaction, page F-93

5. We note your response to prior comment 13. Citing authoritative accounting guidance, where applicable, please provide us with a comprehensive analysis that supports your accounting treatment for the contingent consideration issued in the acquisitions of AIRO
FirstName LastNameSurendra Ajjarapu
       Drone, LLC, Sky-Watch A/S, and Coastal Defense, Inc. In doing so, address your
Comapany    NameAIRO
       compliance with Group, Inc. in ASC 805-30-25-5 and ASC 805-30-30-7 which requires the guidance
Augustcontingent  consideration
        16, 2023 Page 2          to be recognized at its acquisition-date fair
value.
FirstName LastName
 Surendra Ajjarapu
FirstName LastNameSurendra   Ajjarapu
AIRO Group,   Inc.
Comapany
August 16, NameAIRO
           2023        Group, Inc.
August
Page 3 16, 2023 Page 3
FirstName LastName
6. We note your response to prior comment 14 and reissue our prior comment. Please provide us with a comprehensive analysis explaining how you determined the fair value of your common stock. Tell us and disclose in sufficient detail the significant factors, assumptions, and methodologies you used to determine the fair value. Additionally, please cite the specific accounting guidance you relied upon in determining that the fair value of the common stock should be based upon the future combined entity rather than the fair value of the common stock at the time the shares were issued as partial consideration in the acquisitions of Sky-Watch A/S, Jaunt Air Mobility LLC, and Coastal
         Defense, Inc.
4. Revolving Lines of Credit and Long-Term Debt
Impact of Restructuring - Debt Conversions, page F-102

7. We note your response to prior comment 15. Please clearly and concisely describe how you determined that the eliminated conversion feature was not substantive as of the exchange date. In doing so, separately quantify for us the fair value of the conversion feature and the fair value of the original debt inclusive of the conversion feature at the time of the exchange and explain in sufficient detail how you determined the fair values.
         Also clarify why you believe the conversion option was not substantive under ASC 470-
         20-40-9(a) since "debt holders gained economically under the revised terms."
       You may contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Kate Bechen